
May 27, 2020

Christopher Zosh
Vice President of Finance
Cleveland BioLabs, Inc.
73 High Street
Buffalo, NY 14203

      **Re: Cleveland BioLabs, Inc.**
          **Registration Statement on Form S-3**
          **Filed May 21, 2020**
          **File No. 333-238578**

Dear Mr. Zosh:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services